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                          February 13, 2024

       Mitchell Cohen
       Chief Financial Officer
       CytoDyn Inc.
       1111 Main Street, Suite 660
       Vancouver, Washington 98660

                                                        Re: CytoDyn Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 7,
2024
                                                            File No. 333-276912

       Dear Mitchell Cohen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mary Ann Frantz